FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b):

82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except earnings (loss) per ADR)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net sales	$2,172.4	$1,227.2	$3,844.9	$2,532.1
Cost of sales	1,001.1	645.4	1,950.2	1,346.6

Gross profit	1,171.3	581.8	1,894.7	1,185.5
Research and development expenses - net	120.6	90.5	223.4	178.7
Selling, general and administrative expenses	375.5	182.7	691.1	367.3

	675.2	308.6	980.2	639.5
Acquisition of research and development in process			1,248.0
Impairment and restructuring expenses	27.8		30.6

Operating income (loss)	647.4	308.6	(298.4)	639.5
Financial expense - net	56.4	0.9	70.7	1.3

Income (loss) before income taxes	591.0	307.7	(369.1)	638.2
Income taxes	96.5	66.1	144.7	137.2

	494.5	241.6	(513.8)	501.0
Share in profits (losses) of associated companies - net	(5.2)	0.2	(4.7)	0.3
Minority interests in profits of subsidiaries - net	0.9	0.6	1.8	1.0

Net income (loss)	$488.4	$241.2	$(520.3)	$500.3

Earnings (loss) per ADR:
Basic	$0.64	$0.39	$(0.70)	$0.81

Diluted	$0.59	$0.36	$(0.70)	$0.74

Weighted average number of ADRs (in millions):
Basic	764.7	615.6	743.4	618.0

Diluted	833.9	678.2	743.4	680.6

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	June 30, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$863.1	$1,275.6
Short-term investments	447.6	935.5
Accounts receivable:
Trade	2,899.4	1,768.7
Other	684.3	411.3
Inventories	1,772.1	1,114.2

Total current assets	6,666.5	5,505.3
Investments and other assets	650.8	410.6
Property, plant and equipment, net	2,119.5	1,360.9
Intangible assets and debt issuance costs, net	2,049.3	648.6
Goodwill	7,882.8	2,462.0

Total assets	$19,368.9	$10,387.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term credit	$1,055.9	$375.5
Accounts payable and accruals	2,937.9	1,884.6

Total current liabilities	3,993.8	2,260.1
Long-term liabilities:
Deferred income taxes	738.2	219.3
Employee related obligations	116.7	84.4
Senior Notes, loans and other liabilities	2,013.2	459.4
Convertible Senior Debentures	2,572.3	1,313.9

Total long-term liabilities	5,440.4	2,077.0

Total liabilities	9,434.2	4,337.1

Minority interests	33.4	8.0

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; June 30, 2006 and December 31, 2005: authorized -1,500.0 million shares; issued and outstanding 787.4 million shares and 646.7 million shares, respectively	45.6	42.6
Additional paid-in capital	7,770.9	3,389.8
Deferred compensation		(0.2)
Retained earnings	2,450.0	3,081.6
Accumulated other comprehensive income	251.9	145.6
Cost of company shares held by subsidiaries - June 30, 2006 and December 31, 2005 – 28.1 million ordinary shares and 28.1 million ordinary shares, respectively	(617.1)	(617.1)

Total shareholders’ equity	9,901.3	6,042.3

Total liabilities and shareholders’ equity	$19,368.9	$10,387.4

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash flows from operating activities:
Net income (loss)	$488.4	$241.2	$(520.3)	$500.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income and expenses not involving cash flows*	99.3	58.0	1,405.7	107.3
Changes in certain assets and liabilities*	(375.4)	124.2	(384.6)	118.0

Net cash provided by operating activities	212.3	423.4	500.8	725.6

Cash flows from investing activities:
Purchase of property, plant and equipment	(90.8)	(66.4)	(163.2)	(143.7)
Acquisition of subsidiaries	(24.3)	7.2	(3,580.6)	7.2
Proceeds from disposal of investment in subsidiary consolidated in previous years			1.5
Acquisition of intangible assets	(2.2)	(5.9)	(11.2)	(12.4)
Proceeds from sale of property, plant, equipment and intangibles	1.2	0.6	2.1	1.2
Acquisition of long-term investments and other assets	(149.6)	(116.6)	(257.8)	(281.0)
Proceeds from sale of long-term investments	9.7	74.0	11.3	305.9
Purchase of minority interest				(2.9)
Net decrease (increase) in short-term investments	(76.1)	31.9	481.4	(13.3)
Sale of subsidiary		(1.3)		(1.3)

Net cash used in investing activities	(332.1)	(76.5)	(3,516.5)	(140.3)

Cash flows from financing activities:
Proceeds from exercise of options by employees	75.9	37.6	123.3	64.3
Excess tax benefit on options exercised	18.8		37.5
Cost of acquisition of Company shares, net of proceeds from sale	0.2	(128.4)		(379.7)
Proceeds from Senior Notes, long-term loans and other long-term liabilities received, net of issuance costs of $11.9 million in 2006		0.1	1,490.1	0.3
Discharge of long-term loans and other long-term liabilities	(4.4)	(20.9)	(11.0)	(22.9)
Net decrease in short-term credit	(12.9)	(44.8)	(297.6)	(85.4)
Proceeds from issuance of Convertible Senior Debentures, net of issuance costs of $17.5 million			1,375.0
Repurchase of Convertible Senior Debentures	(2.9)		(3.2)
Dividends paid	(56.6)	(41.0)	(111.3)	(83.7)

Net cash provided by (used in) financing activities	18.1	(197.4)	2,602.8	(507.1)

Translation differences on cash balances of certain subsidiaries	(3.5)	(16.8)	0.4	(28.0)

Net increase (decrease) in cash and cash equivalents	(105.2)	132.7	(412.5)	50.2
Balance of cash and cash equivalents at beginning of period	968.3	701.6	1,275.6	784.1

Balance of cash and cash equivalents at end of period	$863.1	$834.3	$863.1	$834.3

Supplemental disclosure of non-cash investing and financing activities:

As discussed in note 4, on January 26, 2006, the Company completed the acquisition of Ivax Corporation for a total consideration of $7.9 billion. An aggregate amount of $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

During the six months ended June 30, 2006 $134 million principal amount of Convertible Senior Debentures were converted into approximately 6.2 million Teva ADRs.

*	See details on page 4.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Depreciation, amortization and impairment	$130.3	$56.2	$216.9	$110.9
Deferred income taxes – net	(66.4)	(2.2)	(113.6)	(10.6)
Increase (decrease) in employee related obligations	10.5	(0.5)	8.4	1.9
Capital gains – net	1.3	0.9	0.9	0.3
Capital gain on sale of subsidiary		(3.4)		(3.4)
Share in losses of associated companies – net	5.2	(0.2)	4.7	(0.3)
Minority interests in profits of subsidiaries – net	0.9	0.6	1.8	1.0
Acquisition of research and development in process			1,248.0
Capital gain and amortization of premium on marketable securities - net	(2.7)	3.9	*	5.9
Stock-based compensation expense	12.0		25.9
Other items – net	8.2	2.7	12.7	1.6

	$99.3	$58.0	$1,405.7	$107.3

Changes in certain assets and liabilities:
Decrease (increase) in accounts receivables	$(687.1)	$43.9	$(587.4)	$(110.6)
Decrease (increase) in inventories	(69.3)	2.7	(60.3)	50.7
Increase in accounts payable and accruals	381.0	77.6	263.1	177.9

	$(375.4)	$124.2	$(384.6)	$118.0

*	Represents an amount less than $0.1 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis, except for stock -based compensation (including cash flow presentation of the excess tax benefits on options exercised), as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission. The results of operations for the three months and six months ended June 30, 2006 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Stock-based compensation:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) (“FAS 123R”), “Share-Based Payment” and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the Securities and Exchange Commission. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. FAS 123R supersedes the Company’s previous accounting for its employee stock option plans using the intrinsic value based method of accounting prescribed under Accounting Principles Board Opinion No 25 (“APB 25”) and related interpretations. The Company also followed the disclosure requirements of FAS 123, “Accounting for Stock-based Compensation”, as amended by FAS 148, “Accounting for Stock-based Compensation – Transition and Disclosure”, for companies electing to apply APB 25. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123R. Under such transition method, the new standard has been implemented as from the first quarter of 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

The Company has expensed compensation costs applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures, net of estimated forfeitures. Results for prior periods have not been restated as explained above. The Company intends to continue using the Black-Scholes model for option pricing. As required by FAS 123R, management has made an estimate of expected forfeitures. The cumulative effect of initially adopting FAS 123R was not material to the Company’s consolidated financial statements.

During the six months ended June 30, 2006 the Company recorded stock-based compensation costs as follows:

	Three months ended June 30, 2006	Six months ended June 30, 2006
	U.S. dollars (in millions)
Employee stock options	$10.8	$23.7
Restricted stock units	1.2	2.2

Total stock-based compensation expense	12.0	25.9
Tax effect on stock-based compensation expense	3.0	5.2

Net effect	$9.0	$20.7

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The effect of adopting FAS 123R resulted in the following incremental net charge and impact on earnings per ADR:

	Three months ended June 30, 2006	Six months ended June 30, 2006
	U.S. dollars (in millions) except earnings per ADR
Increase in net charge	$8.0	$19.0

Basic earnings per ADR ($)	$0.01	$0.03

Diluted earnings per ADR ($)	$0.01	$0.03

The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $61.9 million and $9.7 million, respectively, at June 30, 2006 and is expected to be recognized over a weighted average period of 1.2 years and 1.4 years for stock options and RSUs, respectively.

The vesting period of the options is generally 2 to 4 years from the date of grant and the rights of the ordinary shares obtained upon exercise of options will be identical to those of the other ordinary shares of the Company. The exercise period of the options granted typically extends to 5 to 7 years from the date of grant.

A summary of the status of the option plans as of June 30, 2006 and changes during the six month period is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Six months ended June 30, 2006
	Number	Weighted average exercise price $
Balance outstanding at beginning of period	30,741,776	21.27
Changes during the period
Issuance on acquisition of Ivax*	16,375,674	18.97
Exercised	(7,166,883)	16.99
Forfeited	(115,743)	21.07

Balance outstanding at end of period	39,834,824	21.14

Balance exercisable at end of period	29,473,505	17.00

*	Vested stock options

The following table summarizes information about options outstanding at June 30, 2006.

Number of ordinary shares issuable upon exercise of options outstanding
Range of exercise prices	Balance at end of period	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	1,043,345	5.43	1.08	27,293,905
$ 7.00 – $ 9.80	13,919	8.04	0.25	327,792
$ 9.85 – $14.38	10,090,686	13.36	3.70	183,953,206
$14.50 – $15.25	4,245,908	15.09	2.84	70,057,482
$15.50 – $18.25	3,824,433	17.10	2.34	55,416,034
$18.40 – $23.90	8,086,209	20.48	4.48	89,837,782
$24.00 – $28.35	4,861,834	25.32	4.01	30,483,699
$28.50 – $33.50	3,889,386	31.72	4.91
$35.55 – $40.00	176,026	36.05	2.28
$40.05 – $43.00	3,603,078	42.64	6.44

	39,834,824	21.14	3.96	457,369,900

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Number of ordinary shares issuable upon exercise of options vested
Range of exercise prices	Balance at end of period	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	1,043,345	5.43	1.08	27,293,905
$ 7.00 – $ 9.80	13,919	8.04	0.25	327,792
$ 9.85 – $14.38	10,090,686	13.36	3.70	183,953,206
$14.50 – $15.25	4,245,908	15.09	2.84	70,057,482
$15.50 – $18.25	3,806,933	17.10	2.34	55,162,459
$18.40 – $23.90	6,698,749	20.54	4.63	74,021,176
$24.00 – $28.35	3,197,649	25.33	3.66	20,017,283
$28.50 – $33.50	200,290	31.93	1.78
$35.55 – $40.00	176,026	36.05	2.28

	29,473,505	17.00	3.49	430,833,303

Status of non-vested RSUs

	Six months ended June 30, 2006
	Number	Weighted average grant date fair value $
Balance outstanding at beginning of period	274,351	42.56
RSUs granted	3,000	36.48

Balance outstanding at end of period	277,351	42.49

The aggregate intrinsic value in the above tables represents the total pretax intrinsic value, based on the Company’s stock price of $31.59 as of June 30, 2006, which would have potentially been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of June 30, 2006 was 29.2 million.

The total intrinsic value of options exercised during the six months ended June 30, 2006 and 2005 was $164.1 million and $81.7 million, respectively, based on the Company’s average stock price of $39.89 and $30.75 during the six months ended June 30, 2006 and 2005, respectively.

Employee stock option plans:

In 1999, the Company’s Board of Directors approved an option plan for employees under which senior employees in Israel, Europe and the United States could be granted options to purchase up to 8 million ordinary shares of the Company. Any option not exercised by the end of the exercise period will expire, unless the exercise period is extended by the Board of Directors. Through June 30, 2006, options to purchase 5.5 million ordinary shares were granted under this plan.

In August 2000, the Company’s Board of Directors approved an option plan under which, over five years, employees could be granted options to purchase up to 26.2 million ordinary shares of the Company, without consideration. In addition to this authorization, in March 2003 the Company’s Board of Directors granted for no consideration options to senior employees of Teva to purchase up to 9.0 million ordinary shares of the Company. During 2004, and further to the approval of August 2000, the Company’s Board of Directors approved the granting for no consideration of 4.8 million ordinary shares of the Company of which the Chief Executive Officer and President of the Company was granted options to purchase

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

0.5 million ordinary shares at the exercise price of $25.03. Through June 30, 2006, options to purchase 25.3 million ordinary shares were granted at an exercise price equal to the closing price on NASDAQ or TASE, or the average price between the high and low prices on NASDAQ, as applicable, on the day of approval of each grant.

All options authorized but not granted by the Board of Directors under the plans described in the immediately preceding paragraphs have expired and are of no further effect except for approximately 0.1 million options which remain available for future grants.

In connection with Teva’s 100 year anniversary celebration, in July 2001, the Company’s Board of Directors approved an option plan under which options to purchase 2.5 million ordinary shares of the Company were granted to substantially all employees who were in the employ of the Group prior to September 1, 2000. Each such employee was granted options to purchase 400 ordinary shares at an exercise price of $13.89 (85% of the market value of the Company’s ADR on date of grant). Certain other employees were granted options under the same plan to purchase 0.3 million ordinary shares of the Company at an exercise price of $14.80.

On September 4, 2001, the Board of Directors resolved to grant to the former Chief Executive Officer and President of the Company options to purchase 0.3 million ordinary shares at the exercise price of $17.55. On February 14, 2002, the Board of Directors resolved to grant the following options: (i) to the former Chief Executive Officer and President of the Company, options to purchase 2.8 million ordinary shares at an exercise price of $13.91, which was determined based on the price of the Company’s share on the date the grant was approved by the shareholders; (ii) to the Chief Executive Officer and President of the Company, options to purchase 1.2 million ordinary shares at the exercise price of $15.11; and (iii) to each of the former Chairman of the Board of Directors and the Chairman of its Executive Committee at that time, options to purchase 0.1 million ordinary shares at an exercise price of $13.91.

On July 27, 2005, the shareholders approved Teva’s 2005 Omnibus Long-Term Share Incentive Plan, under which 50 million equivalent option units, which include both options exercisable into ordinary shares (or ADSs representing ordinary shares) and restrictive stock units (“RSUs”), were approved for granting. As of June 2006, the Compensation Committee of the Board had approved equivalent options of up to 4.6 million for allotment to officers and employees of the Company.

Options and RSUs were allocated in a ratio of 1 RSU being equivalent to 3 options. Out of the total 4.4 million equivalent options granted, 0.3 million RSUs were granted (equivalent to 0.8 million options), with the balance of 3.6 million being options at an average exercise price of $42.64 per option with an expiration date in 2012.

The 0.3 million RSUs granted with a weighted average fair value of $42.49 at the date of grant have a similar vesting period and remaining contractual life as the options granted under the Omnibus Plan.

The grant of options to Israeli employees under the plans described above is to be subject to the terms stipulated by the Israeli Income Tax Ordinance (the “Ordinance”). Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table illustrates the effect on net income and earnings per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation in prior years:

	Three months ended June 30, 2005	Six months ended June 30, 2005
	In millions, except earnings per ADR	In millions, except earnings per ADR
Net income, as reported	$241.2	$500.3
Add: amortization of deferred compensation related to employee stock option plans, included in condensed consolidated statements of income, net of related tax effect	*	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	8.5	19.3

Pro forma net income	$232.7	$481.0

Earnings per ADR
Basic - as reported	$0.39	$0.81

Basic - pro forma	$0.38	$0.78

Diluted - as reported	$0.36	$0.74

Diluted - pro forma	$0.35	$0.71

*	Represents an amount of less than $0.1 million.

NOTE 3 – Earnings/loss per American Depository Receipt (“ADR”):

Basic earnings per ADR are computed by dividing net income (loss) by the weighted average number of ADRs/ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR for the three months ended June 30, 2006 and the three months and six months ended June 30, 2005, basic earnings per ADR was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the Convertible Senior Debentures, using the if-converted method, by adding to net income interest expense on these debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures; and (2) the exercise of options and restrictive stock units (“RSUs”) granted under employee stock option plans, using the treasury stock method.

Due to the loss incurred during the six months ended June 30, 2006, in computing diluted loss per ADR for that period, no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures, and the exercise of options and restrictive stock units (“RSUs”) granted under employee stock options plans, since they had an antidilutive effect on the loss per ADR.

NOTE 4– Acquisition of Ivax Corporation:

On January 26, 2006, Teva completed its acquisition of Ivax Corporation, a multinational generic pharmaceutical company with headquarters in Miami, Florida and with operations mainly in the United States, Europe and Latin America, for approximately $3.8 billion in cash and 122.9 million ADRs, representing approximately 15.6% of the issued and outstanding share capital of Teva as of June 30, 2006. For accounting purposes, the transaction was valued at $7.9 billion (including transaction costs and fair value of Ivax’s stock options, determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0.85%; expected volatility of 21.56%; risk free interest rate (in dollar terms) of 3.71%; and expected life of 1 year) based on the aggregate of the cash consideration and the average of the closing price per ADR during the five trading day period commencing two trading days before the date of the merger agreement with Ivax.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The cash consideration of $3.8 billion was financed with Teva’s own resources and short-term borrowing in the amount of $2.8 billion. These borrowings were subsequently refinanced by the issuance of Senior Notes and Convertible Senior Debentures (see notes 5 and 6).

This acquisition enhances Teva’s position in the United States, expands its presence in Western Europe and significantly boosts Teva’s reach in Latin America, Russia and other Central and Eastern European countries. The acquisition further provides Teva with an opportunity to expand the vertical integration between Teva’s API business and Ivax’s finished dose manufacturing operations in both existing and new regions. Beyond the significant geographical expansion into Central and Eastern Europe and Latin America, Ivax brings Teva new capabilities in the respiratory business, as well as an innovative pipeline with products in various stages of clinical development. Ivax also adds to Teva’s existing veterinary business through the Ivax animal health business.

Under the terms of the merger agreement, Ivax shareholders had the right to elect to receive for each Ivax share they owned either 0.8471 Teva ADRs or $26.00 in cash, subject to proration procedures designed to ensure that the purchase consideration would be settled 50% in cash and 50% in Teva ADRs.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of January 31, 2006. The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The results of operations of Ivax have been included in the consolidated statements of income (loss) commencing February 1, 2006.

An amount of $1,248.0 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles. An amount of $1,437.9 million was allocated to intangible assets - existing products amortizable mainly over 17 years. Pursuant to a restructuring plan, the Company has preliminarily estimated and recorded additional liabilities of $254.3 million primarily related to severance pay, termination of certain agreements and impairment of assets. The Company expects to finalize such plan later in 2006. The excess of cost of acquisition over the fair value of net tangible and intangible assets on the acquisition date not attributed to acquired in-process research and development, which amounted to $5,359.3 million, was allocated to goodwill.

Below are certain unaudited pro forma combined statements of income data for the six months ended June 30, 2006 and 2005, as if the acquisition of Ivax had occurred on January 1, 2006 and 2005, respectively, after giving effect to: (a) preliminarily estimated purchase accounting adjustments, including amortization of identifiable intangible and tangible assets and the entire amount of the step-up of Ivax’s inventory amounting to $95.0 million (pre-tax); and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures and Senior Notes in connection with the acquisition; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding expenses directly attributable to the acquisition representing acquired research and development in process discussed above. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2006 and 2005, respectively, nor is it necessarily indicative of future results.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Six Months ended June 30,
	2006	2005
	U.S. $ in millions
	(unaudited)
Sales	$3,979.0	$3,598.8

Net income	$684.1	$424.0

Earnings per ADR:
Basic	$0.90	$0.57

Diluted	$0.84	$0.53

Weighted average number of ADRs (in millions):
Basic	761.1	740.9

Diluted	833.2	828.2

The unaudited pro forma statements of income do not include any adjustments to net sales and gross profit in respect of: (i) authorized generic products for which Ivax’s distribution rights were terminated in connection with the acquisition and (ii) products that Teva and Ivax divested in connection with the acquisition. Net sales and gross profit of such products for the six month ended June 30, 2005 were $102.9 million and $23.6 million, respectively. Sales of such products in 2006, prior to acquisition, were insignificant.

The calculation of the weighted average number of ADRs for pro forma basic earnings per ADR gives effect to the issuance of 122.9 million Teva ADRs in the acquisition, assuming these were issued at the beginning of 2006 and 2005, respectively.

The calculation of the weighted average number of ADRs for pro forma diluted earnings per ADR gives effect to the issuance of 122.9 million Teva ADRs in the acquisition, the dilutive effect of 16.4 million Teva stock options issued in exchange for Ivax stock options and the additional shares issuable upon the assumed conversion of the $818 million principal amount of 1.75% Convertible Senior Debentures due 2026 and $231 million principal amount of Ivax’s 4.5% Convertible Senior Subordinated Notes due 2008, assuming the Teva ADRs, stock options and Convertible Senior Debentures were issued at the beginning of 2006 and 2005, respectively.

NOTE 5 – Issuance of Convertible Senior Debentures:

In January 2006, indirect wholly-owned subsidiaries of the Company issued the following Convertible Senior Debentures unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any:

-	1.75% Convertible Senior Debentures due 2026 for a principal amount of $818 million at a conversion price of $51.26
-	0.25% Convertible Senior Debentures due 2026 for a principal amount of $575 million at a conversion price of $47.16

Interest on each of the debentures is payable on a semi-annual basis.

The Convertible Senior Debentures have no contingent feature and are convertible at any time. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be paid in cash and, in the case of conversion, only the residual conversion value above principal will be paid in Teva’s shares.

NOTE 6 – Issuance of Senior Notes:

In January 2006, an indirect wholly owned subsidiary of the Company issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036 and $500 million principal amount of 5.55% Senior Notes due 2016.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 - Inventories:

Inventories consisted of the following:

	June 30, 2006	December 31, 2005
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$474.6	$290.8
Products in process	258.6	149.3
Finished products	816.9	517.5
Purchased products	192.6	118.6

	1,742.7	1,076.2
Materials in transit and payments on account	29.4	38.0

	$1,772.1	$1,114.2

NOTE 8 - Revenue recognition:

Revenue is recognized when title and risk of loss for the products is transferred to the customer. Provisions for estimated chargebacks, returns, customer volume rebates, discounts, shelf stock adjustments and other allowances are established concurrently with the recognition of revenue, and are deducted from net sales. The reserve balances related to these provisions are included under accounts payable and accruals.

NOTE 9 - Accounts payable and accruals:

	June 30, 2006	December 31, 2005
	U.S. $ in millions
	Unaudited	Audited
Which includes - Sales reserves and allowances	$1,268.6	$732.9

NOTE 10 - Comprehensive income:

Comprehensive income (loss) is as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	U.S. $ in millions
Net income (loss)	$488.4	$241.2	$(520.3)	$500.3
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities – net	(14.0)	1.7	(11.0)	(4.3)
Unrealized gain (loss) in respect of derivative instruments designed as cash flow hedge	(0.3)		(0.3)
Minimum liability with respect to defined benefit plans		(3.6)		(5.2)
Translation of non-dollar-currency financial statements of subsidiaries and associated companies	141.3	(102.0)	117.6	(184.5)

	$615.4	$137.3	$(414.0)	$306.3

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 - Certain details relating to pension plans:

a. The consolidated components of net periodic benefit costs are as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	U.S. $ in millions
Service cost	$2.1	$1.2	$3.9	$2.4
Interest cost	1.7	1.4	3.3	2.6
Expected return on plan assets	(1.6)	(1.1)	(2.9)	(2.2)
Recognized net actuarial loss	0.4	0.4	0.6	0.7
Prior service cost	(0.1)	(0.1)	(0.2)	(0.2)

Employers’ pension cost	$2.5	$1.8	$4.7	$3.3

b. Teva has made contributions of $19.7 million in the six months ended June 30, 2006 to its pension plans, and presently anticipates contributing an additional $18.9 million in 2006, for a total of $38.6 million.

NOTE 12 – Research and development:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	U.S. $ in millions
Research and development expenses:
Total expenses	$123.9	$93.3	$228.8	$184.1
Less - participations and grants	3.3	2.8	5.4	5.4

	$120.6	$90.5	$223.4	$178.7

NOTE 13 – Impairment and restructuring expenses:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	U.S. $ in millions
Impairment of long-lived assets	$25.7	—	$25.7	—
Restructuring expenses	2.1	—	4.9	—

	$27.8	—	$30.6	—

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 14 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
	U.S. $ in millions
Three month period ended June 30, 2006:
Net sales:
To unaffiliated customers	$1,983.2	$145.0	$44.2	$2,172.4
Intersegment	0.4	211.6	**	212.0

Total net sales	$1,983.6	$356.6	$44.2	$2,384.4

Operating income ***	$530.8	$162.6	$6.8	$700.2

Assets (at end of period)****	$7,687.6	$1,063.1	$233.7	$8,984.4

Goodwill (at end of period)****	$7,078.6	$671.9	$132.3	$7,882.8

Depreciation and amortization****	$80.5	$19.9	$5.3	$105.7

Three month period ended June 30, 2005:
Net sales:
To unaffiliated customers	$1,094.0	$127.4	$5.8	$1,227.2
Intersegment		125.4	0.4	125.8

Total net sales	$1,094.0	$252.8	$6.2	$1,353.0

Operating income	$234.7	$102.6	$0.2	$337.5

Six month period ended June 30, 2006:
Net sales:
To unaffiliated customers	$3,472.6	$294.0	$78.3	$3,844.9
Intersegment	0.4	431.0	**	431.4

Total net sales	$3,473.0	$725.0	$78.3	$4,276.3

Operating income (loss) ***	$(491.8)	$360.9	$(27.8)	$(158.7)

Assets (at end of period)****	$7,687.6	$1,063.1	$233.7	$8,984.4

Goodwill (at end of period)****	$7,078.6	$671.9	$132.3	$7,882.8

Depreciation and amortization****	$147.6	$36.7	$6.0	$190.3

Six month period ended June 30, 2005:
Net sales:
To unaffiliated customers	$2,275.7	$245.4	$11.0	$2,532.1
Intersegment		261.7	1.0	262.7

Total net sales	$2,275.7	$507.1	$12.0	$2,794.8

Operating income	$498.5	$203.7	$0.4	$702.6

*	Active Pharmaceutical Ingredients.
**	Represents an amount of less then $ 0.1 million.
***	Operating income for the six months ended June 30, 2006 of the pharmaceutical segment included an amount of $1,207 million acquisition of research and development in process. Acquisition of research and development in process allocated to other non-reportable segments amounted to $41 million.
****	As described in note 4, the Company has not finalized the allocation of the purchase price of the Ivax acquisition to the net assets acquired. Consequently, the finalization of such allocations may affect the assets and related amortization of reportable and non-reportable segments.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	U.S. $ in millions
	2006	2005	2006	2005
Total operating (loss) income of reportable segments	$693.4	$337.3	$(130.9)	$702.2
Other	6.8	0.2	(27.8)	0.4
Amounts not allocated to segments:
Profits not yet realized	(27.6)	(6.8)	(99.5)	(23.3)
General and administration expenses	(20.7)	(21.4)	(33.9)	(38.5)
Other expenses	(4.5)	(0.7)	(6.3)	(1.3)
Financial income - net	(56.4)	(0.9)	(70.7)	(1.3)

Consolidated income (loss) before income taxes	$591.0	$307.7	$(369.1)	$638.2

June 30, 2006
U.S. $ in millions
Assets (at end of period):
Total assets of reportable segments	$8,750.7
Total goodwill of reportable segments	7,750.5
Other assets	366.0
Elimination of intersegment items	(304.4)
Assets not allocated to segments:
Current assets	1,995.0
Investments and other assets	650.8
Property, plant and equipment, net	120.7
Debt issuance costs	39.6

Consolidated assets (at end of period)	$19,368.9

NOTE 15- Recently Issued Accounting Pronouncement:

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109”. This Financial Interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. As applicable to Teva, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. Teva is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 16—Commitments and Contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims (including product liability and employment claims) arising in the ordinary course of their business. In addition, as described below, in large part as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statement for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation is different in Europe, Canada and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third party claims relating to: (i) intellectual property infringement or (ii) product liability. Except as set forth in this Note 16, as of June 30, 2006, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

Teva is a manufacturer of Adipex-P brand phentermine hydrochloride, and its subsidiary Ivax was a distributor of brand equivalent versions of phentermine. Each of these entities has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

Intellectual Property Proceedings

On September 14, 2001, Purdue Pharma L.P. (“Purdue”) filed an action in the United States District Court for the Southern District of New York, alleging that the filing of Teva’s ANDA for 80 mg oxycodone hydrochloride extended-release tablets, AB-rated to OxyContin®, infringed three patents owned by Purdue. Subsequently on April 3, 2003, Purdue sued Teva on its 10, 20 and 40 mg oxycodone products. On January 5, 2004, those three patents were held unenforceable due to inequitable conduct in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same judge as in Teva’s case. On March 31, 2004, Teva commenced sales of its 80 mg oxycodone product and on December 6, 2005, Teva commenced sales of its 10, 20 and 40 mg oxycodone products. On February 1, 2006, the United States Court of Appeals for the Federal Circuit vacated the inequitable conduct finding and remanded the case to the District Court for further proceedings, including reconsideration of the inequitable conduct finding based on certain parameters. The 2003 annual sales of the 80 mg branded product in the U.S. were estimated to be approximately $707 million and the annual sales of the 10, 20 and 40 mg branded products prior to Endo’s launch in May 2005 was estimated to be approximately $1.3 billion. Were Purdue to be successful on its allegations of patent infringement, Teva could ultimately be required to pay damages related to the sales of its oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

In September 2002, Sicor launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Trial is scheduled for November 20, 2006. Annual sales of the branded product in the U.S. prior to Sicor’s launch were estimated to be $40 million. Were Pharmacia ultimately to be successful on its allegation of patent infringement, Sicor could be required to pay damages and be enjoined from selling that product until the patent expires in August 2007.

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order. On August 11, 2005, following a reversal and remand by the United States Court of Appeals for the Federal Circuit in the related patent dispute regarding Teva’s quinapril hydrochloride products, the United States District Court for the District of New Jersey vacated certain of its prior summary judgment rulings against Teva. No trial date has been scheduled. Were Schwarz Pharma ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages. The patent at issue expires in February 2007 and may be eligible for an additional 6-month pediatric exclusivity. An appropriate provision for this matter has been included in the accounts. Also, on January 28, 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. Ranbaxy has been indemnifying Teva in connection with legal fees incurred by Teva in this quinapril litigation. Were Pfizer ultimately to prevail, Teva could be called upon to pay damages for its sales of this product and it would then seek appropriate indemnification from Ranbaxy pursuant to the terms of its agreement with Ranbaxy.

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. On August 23, 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. Pfizer has appealed this summary judgment ruling. Were Pfizer ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded on June 15, 2006. Trial against Teva with respect to the launch of omeprazole capsules is not yet scheduled. Were AstraZeneca ultimately to be successful on its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules and be enjoined from selling that product until the patent expires in October 2007.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. Aventis is appealing the denial of the preliminary injunction. A trial has not been scheduled. Aventis has also brought patent infringement litigation against Teva in Tel Aviv. Were Aventis ultimately to be successful on its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In November 2005, Teva launched its azithromycin monohydrate 250 mg, 500 mg and 600 mg tablet products that are the AB-rated version of Pfizer Inc.’s Zithromax® tablets. Zithromax tablets had annual sales of approximately $1.6 billion, based on IMS data for September 2005. Teva and Pfizer have been involved in patent litigation in the United States District Court for the Southern District of New York regarding Pfizer’s azithromycin dihydrate patent. On February 9, 2006, Pfizer granted Teva a covenant not to sue with respect to the azithromycin dihydrate patent. Pfizer had previously granted Teva a covenant not to sue with respect to a food effect patent that was also the subject of litigation in the same court. On February 8, 2006, Pfizer filed a complaint against Teva in the U.S. District Court for the District of Delaware, alleging infringement of Pfizer’s azithromycin sesquihydrate polymorph patent. Also, on February 8, 2006, Pfizer filed a Citizens Petition with the FDA, requesting that the FDA revoke Teva’s approval for this product on the basis that Teva’s labeling failed to disclose the alleged presence of the sesquihydrate. Were Pfizer ultimately to be successful on its allegations, Teva could be required to pay damages and be enjoined from selling its azithromycin products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product.

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva’s API plant. These additional conditions, some of which were effective immediately and some of which will take effect commencing June 2006, deal primarily with the treatment and quality of waste discharged. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation, which is still ongoing as of August 2006. In the event that the mediation process does not succeed and such additional conditions are not revoked by the court, Teva may have to incur additional costs or capital expenditures in order to comply with the additional conditions and/or find alternative production sites or third-party sources for certain API chemicals produced at the plant.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products, were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity who purchased Provigil directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product and by Apotex, Inc. Also, Teva filed its modafinil settlement agreement with the Federal Trade Commission and the U.S. Department of Justice in accordance with Section 1112(a) of Subtitle B of Title XI of the Medicare Prescription Drug Improvement & Modernization Act of 2003. The FTC has requested that Teva provide additional documents and information in connection with the FTC’s review of the settlement agreement.

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan, in a case pending in state court in San Joaquin County, California that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA.

On February 25, 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. On January 17, 2006, the Court denied the motions to authorize the class and dismissed the matters. The claimants have filed an appeal.

Sicor is a defendant in several putative private class action complaints on behalf of Medicare and Medicaid patients nationwide who received oncology drugs as well as several actions filed by state attorneys general and one by the federal government alleging that the respective patients and the state and federal health care programs paid fraudulently inflated Average Wholesale Prices for their medicines. The litigation has been largely consolidated in federal court in Boston. Sicor is one of many defendants in each of these cases including many of the largest generic and brand name drug manufacturers alleging the same claims of fraud. In early 2004, the court dismissed all but one count in the complaint and discovery ensued for all parties. Sicor continues to pursue its defenses vigorously. Teva USA and Ivax have also been named in several related matters, several of which are in the discovery phase. An appropriate provision for certain of these matters has been included in the accounts.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to our ability to rapidly integrate Ivax Corporation’s operations and achieve expected synergies, our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so-called “authorized generics”) or seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, regulatory changes that may prevent us from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration (“FDA”), European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to product liability claims, our dependence on patent and other protections for innovative products, the fact that we have significant operations worldwide that may be adversely affected by terrorism or major hostilities, including a recent increase in hostilities involving Israel, environmental risks, fluctuations in currency exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 6 of our Annual Report on Form 20-F for the year ended December 31, 2005 and on page 34 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended June 30, 2006 to Three Months Ended June 30, 2005

Highlights

Teva’s net sales for the second quarter of 2006 reached $2.2 billion, an increase of 77% over the comparable quarter of 2005. GAAP net income during the second quarter of 2006 amounted to $488 million, an increase of 103%. See the following page for a discussion regarding adjusted results.

The main factors affecting the quarter were:

•	The quarter was the first full quarter in which the results of Ivax Corporation were consolidated following the closing of the acquisition on January 26, 2006. Given that Ivax has pharmaceutical operations in the United States, in Western Europe, in Central and Eastern Europe and in Latin America, as well as an animal health business, the consolidation of Ivax increased sales and other income statement line items in various Teva operations, as compared to the second quarter of 2005.

•	The launch of seven new products in the U.S., some of which with exclusivity, including simvastatin, the largest generic product launch in the history of the generics industry, both in volume and in dollar terms.

•	Other U.S. generic sales, reflecting the following conflicting trends:

•	The positive impact of the sale of 20 other new products that were not sold during the second quarter of 2005 in the U.S.

•	The negative impact on the U.S. generic base business resulting from: (i) lower sales of some Teva products such as fexofenadine, azithromycin and propofol, which encountered increased competition and thus reached the price-erosion stage of their life-cycle, and (ii) the decision to temporarily discontinue or reduce the production and sale of several older products in order to alleviate some pressure from Teva’s supply chain.

•	An increase in global in-market sales of Copaxone® of 22% over the comparable quarter of 2005.

•	Rates of exchange between non-U.S. currencies and the U.S. dollar had practically no effect on net sales and profit.

•	GAAP gross profit margin reached 53.9%, operating income margin reached 29.8% and net income margin reached 22.5%, in each case substantially higher than the second quarter of 2005 and Teva’s historically indicated ranges. These unusually high margins reflect the substantial volume of sales this quarter of newly launched generic products in the U.S., of which the largest was simvastatin.

•	An effective tax rate of 16.3% of pre-tax GAAP income compared with 21.5% for the comparable quarter of 2005.

•	Financial expenses of $56 million compared with $1 million for the second quarter of 2005, reflecting the costs related to the financing of the Ivax acquisition and increased working capital, as well as the negative impact of currencies and hedging activities on certain income statement and balance sheet items due to currency fluctuations within the quarter.

Note Regarding Adjusted Results

In connection with the Ivax acquisition, during the second quarter of 2006 Teva recorded charges relating to the Ivax acquisition aggregating $33 million pre-tax and $23 million after-tax. These items consisted of:

•	$31 million pre-tax ($22 million after-tax) in a step-up of Ivax’s inventory at its acquisition date. This step-up of inventory represents the remainder of the total step-up created in connection with the Ivax acquisition and follows the absorption of $64 million in the first quarter of 2006; and

•	$2 million of restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations. Further additional restructuring charges are expected during the following quarters.

In addition, Teva recorded the following charges during the second quarter of 2006:

•	$22 million, reflecting further impairment of product rights for Purinethol® as a result of the increased generic competition for this product. Purinethol® product rights were originally acquired as part of a litigation settlement in 2003 with GlaxoSmithKline and, although their value was taken into GAAP income in that year, it was factored out in Teva’s adjusted results;

•	$6 million, reflecting in-process R&D acquired in connection with an equity investment in Gamida Cell Holdings, a joint venture of Teva and Gamida Cell Ltd.; and

•	$4 million, reflecting impairment of a certain property acquired in connection with the acquisition of Copley Pharmaceutical, Inc. in 1999.

Adjusted net income (i.e., before these charges) for the quarter ended June 30, 2006 totaled $541 million, an increase over the comparable quarter of 2005 of 124%. Adjusted earnings per share on a diluted basis reached $0.66, compared with $0.36 for the second quarter of 2005.

Teva believes that excluding these charges from the second quarter results represents a better indicator of the underlying trends in the Company’s operations. The results after these exclusions are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. Accordingly, unless otherwise indicated, the analysis that follows speaks to the adjusted numbers, i.e., those before taking into account these charges. For a detailed reconciliation of net income and EPS in accordance with U.S. GAAP to the adjusted numbers, see the table on page 32 entitled “Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share.”

The following tables set forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended June 30		Period to Period Percentage Change
	2006	2005
GAAP Results

Net Sales	100.0%	100.0%	77.0%
Gross Profit	53.9%	47.4%	101.3%
Research and Development Expenses:
Total Expenses	5.7%	7.6%	32.8%
Less Participations & Grants	0.1%	0.2%	16.5%
R&D Expenses — net	5.6%	7.4%	33.3%
Selling, General and Administrative Expenses	17.3%	14.9%	105.5%
Operating Income	29.8%	25.1%	109.8%
Financial Expenses — net	2.6%	0.1%	6,167.0%
Income Before Income Taxes	27.2%	25.1%	92.1%
Net Income	22.5%	19.7%	102.5%

Adjusted Results*

Gross Profit	55.4%	47.4%	106.7%
Operating Income	32.5%	25.1%	129.0%
Income Before Income Taxes	29.9%	25.1%	111.3%
Net Income	24.9%	19.7%	124.4%

*	For a detailed reconciliation of net income in accordance with U.S. GAAP to the adjusted numbers, see the table on page 32 entitled “Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share.”

Sales – General

Consolidated sales for the three months ended June 30, 2006 were $2,172 million, an increase of 77% over the comparable quarter of 2005. In addition to the inclusion for the first time of a full quarter of Ivax’s sales, sales of new products that were launched during this quarter, primarily simavastatin, pravastatin and, to a lesser extent, finasteride and clarithromycin, and increased Copaxone® sales were the major contributors to this quarter’s growth. Rates of exchange between non-U.S. currencies and the U.S. dollar had an immaterial effect on net sales and profit.

Sales By Geographical Areas

	U.S. Dollars In Millions Second Quarter,			2006 % of Total
	2006	2005	% Change
North America	1,343.8	703.1	91.1%	61.8%
Europe*	527.3	381.6	38.2%	24.3%
International**	301.3	142.5	111.5%	13.9%

Total	2,172.4	1,227.2	77.0%	100.0%

*	Includes Western Europe and Hungary.
**	Includes primarily Latin America, certain Central and Eastern European countries and Israel.

Sales By Business Segments

	U.S. Dollars In Millions Second Quarter,			2006 % of Total
	2006	2005	% Change
Pharmaceuticals	1,983.2	1,094.0	81.3%	91.3%
API *	145.0	127.4	13.7%	6.7%
Other	44.2	5.8	662.1%	2.0%

Total	2,172.4	1,227.2	77.0%	100.0%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended June 30, 2006 were $1,983 million, representing approximately 91% of Teva’s total sales and an increase of 81% over the second quarter of 2005. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Second Quarter,			2006 % of Total
	2006	2005	% Change
North America	1,227.3	624.1	96.6%	61.9%
Europe*	491.4	349.5	40.6%	24.8%
International **	264.5	120.4	119.7%	13.3%

Total	1,983.2	1,094.0	81.3%	100.0%

*	Includes Western Europe and Hungary.
**	Includes primarily Latin America, certain Central and Eastern European countries and Israel.

North America

Pharmaceutical sales in North America for the three months ended June 30, 2006 reached $1,227 million, an increase of 97% over the comparable quarter of 2005. This increase was primarily attributable to the first time inclusion of Ivax’s sales for a full quarter, the launch of simvastatin on June 23, 2006 with exclusivity, the sale of other new products launched during the second quarter of 2006, such as pravastatin, finasteride and clarithromycin, in addition to 23 other products that were not sold in the comparable quarter of 2005, and increased sales of Copaxone®.

In order to help ensure the success of Teva’s newly launched products, which achieved better than anticipated results, and make continued progress on rationalization of Ivax’s supply chain, Teva decided to temporarily discontinue production and shipment of several older products within its U.S. generic product line. In addition, some of Teva’s products which previously had limited competition, such as fexofenadine, azithromycin and propofol, reached a new stage in their life-cycle in which they experienced significant competition due to the entrance of new competitors and suffered erosion of both volume and price. Other older products continued to suffer from price erosion. Competition also resulted in a further impairment of rights for Purinethol®, a product received from GlaxoSmithKline as part of a settlement agreement in 2003, which was recorded in income upon receipt in 2003, resulting in a $22 million impairment charge this quarter. All of these factors were more than fully compensated for by the successful new product launches in this quarter.

During the quarter, Teva sold 27 generic products that were not sold by either Teva or Ivax in the comparable quarter of 2005. These products included: paroxetine, mirtazapine, fexofenadine, leflunomide, zidovudine, glimepiride, glipizide/metformin, octreotide SDV, azithromycin, octreotide MDV, ribavirin, oxycodone 10, 20 & 40 mg, cefprozil tablets, cefprozil suspension, desmopressin acetate, tramadol/acetaminophen, clarithromycin, deferoxamine acetate, zonisamide, mitoxantrone, pravastatin, polyethylene glycol, finasteride, neostigmine methylsulfate, enalaprilat, pamidronate and simvastatin.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the second quarter of 2006 and through August 1, 2006:

Generic Product Name	Approval Date	Innovator Product Brand Name	Branded Sales (U.S. Dollars in Millions)	Launch Date
Meloxicam	7/06	Mobic®	1,105	7/06
Fosinopril/HCTZ	7/06	Monopril HCT®	17
Amlodipine/Benazepril*	7/06	Lotrel®	1,355
Escitalopram*	6/06	Lexapro®	2,184
Sertraline	6/06	Zoloft®	3,097	8/06	**
Ceftriaxone	6/06	Rocephin®	—
Simvastatin	6/06	Zocor®	4,369	6/06	**
Lamotrigene CD	6/06	Lamictal®	66	6/06	**
Finasteride	6/06	Proscar®	406	6/06	**
Losartan Potassium/HCTZ*	6/06	Hyzaar®	547
Polyethylene glycol	5/06	Miralax®	155	5/06
Ceftriaxone	5/06	Rocephin®	34
Losartan Potassium*	5/06	Cozaar®	794
Pravastatin 10, 20 & 40 mg	4/06	Pravachol®	1,446	4/06	**
Mitoxantrone HCI	4/06	Novantrone®	76	4/06
Fluoxetine*	4/06	Sarafem®	57
Pantoprazole*	4/06	Protonix®	2,383

*	Tentative approvals.
**	Launched with first to file status.

As of August 2, 2006, Teva had 148 product applications awaiting final FDA approval. Collectively, the brand products covered by these 148 applications have annual U.S. sales of approximately $84 billion. Teva believes it is the first to file on 46 of these applications relating to products whose annual U.S. branded sales are over $35 billion.

In contrast to much of 2005 as well as the first quarter of 2006, the second quarter of 2006 brought several significant product launches including the launch of simvastatin, the largest launch in the generic industry’s history. The generic penetration of simvastatin in the U.S. marketplace achieved the fastest rate of penetration, with generics representing over 72% of the market as of early August 2006, and with Teva capturing over 70% of the generic market for the strengths of simvastatin that it sells. Teva expects that its industry-leading ANDA pipeline will continue to present additional opportunities in the remainder of 2006 for generic product launches in the U.S. market, as well as in subsequent years.

During the quarter, Teva continued to strengthen its leading position in U.S. generics in both new prescriptions (NRx) and total prescriptions (TRx), with an 8.9 million increase over the comparable quarter of 2005 in the number of new prescriptions filled by Teva products and a 14.9 million increase in total prescriptions.

Europe

Teva’s pharmaceutical pharmaceutical sales in Europe were $491 million in the quarter ended June 30, 2006, an increase of approximately 41% over the second quarter of 2005, with currency effects having a negligible effect on this growth. These increases were attributable to the inclusion of Ivax sales, higher generic sales and increased Copaxone® and Azilect® sales. Teva launched 38 generic products in nine different countries during the second quarter of 2006. The sales of these relatively smaller products, as well as the addition of a cluster of five additional countries to our European market, all contributed to the growth this quarter over the comparable quarter of 2005. In the U.K., notwithstanding continuing price erosion, Teva increased its market share, and Teva sales in the U.K. are now twice those of our nearest competitor.

International

Teva’s International pharmaceutical sales in this quarter continued to benefit from the expansion of sales in existing markets and the addition of territories gained through the Ivax acquisition, including certain countries in Latin America and Central and Eastern Europe. Teva’s International pharmaceutical sales this quarter were $265 million, an increase of approximately 120% as compared to the second quarter of 2005.

The principal countries contributing to our Latin American pharmaceutical sales this quarter were Chile, Mexico, Peru and Venezuela and the principal countries contributing to our Central and Eastern Europe pharmaceutical sales were Russia, Poland and the Czech Republic. Most of these markets are branded generics. Israeli pharmaceutical sales, which accounted for approximately 27% of International pharmaceutical sales this quarter, totaled $72 million, an increase of 4% compared to the second quarter of 2005.

Innovative Products

Copaxone®- During the second quarter of 2006, global in-market sales of Copaxone®, Teva’s leading drug, totaled $353 million, an increase of 22% over the comparable quarter of 2005. This growth was driven by increased sales both in Europe and in the United States. The United States accounted for 65% of global Copaxone® sales in the second quarter of 2006, compared with 66% in the comparable quarter of 2005. U.S. in-market sales increased 19% to $231 million, and non-U.S. (primarily Europe and Canada) in-market sales increased 26% to $123 million. According to IMS data, Copaxone® continued to strengthen its position in the U.S. as market leader with a 33.9% market share in terms of total prescriptions and a 34.9% share in terms of new prescriptions in June 2006. In comparison to the second quarter of 2005, U.S. sales also benefited this quarter from two price increases during mid-2005 and early 2006. Copaxone® is sold through Sanofi-Aventis and its subsidiaries in most markets, and Teva records only a portion of the in-market sales of Copaxone® sold by these entities. In the United States, Copaxone® is marketed by Teva’s U.S. innovative product marketing subsidiary, Teva Neuroscience, Inc.

In July 2006, Teva initiated a large Phase III study designed to confirm the positive results from the Phase II study which compared a new higher dose of 40 mg/day dose of glatiramer acetate (GA) to the currently approved

Copaxone® (GA) 20 mg/day, whose efficacy and safety have been well established by three pivotal trials and over a decade of experience and clinical research. Enrollment of approximately 1,000 patients in 160 centers across North America, Europe, Argentina and Israel in this study, entitled FORTE, has commenced.

During the second quarter of 2006, two studies were published which demonstrate the benefits of switching to Copaxone® when inteferon treatments failed. According to a study published in Acta Neurologica Scandinavica, relapsing-remitting multiple sclerosis (RRMS) patients switching from Betaseron® (interferon beta-1b sc) to Copaxone® achieved reductions in relapse rate compared to those experienced in the two years prior to study entry. In this study, Copaxone® was shown to reduce the annual relapse rate by 75% in both groups of patients. In another study, published in the June issue of the European Journal of Neurology, involving RRMS patients switching to Copaxone® after failing on Avonex® (interferon beta-1a im) therapy as defined in the study, Copaxone® was shown to reduce the annual relapse rate by an additional 57% over Avonex®, and neurologic disability, as measured by the EDSS, was stabilized in 86% of patients who switched to Copaxone®.

Azilect®- During July 2006, Azilect® (rasagiline tablets), Teva’s once-daily treatment for Parkinson’s disease and its second innovative drug, became available in the U.S. As announced in July 2006 and in accordance with the termination of Teva’s alliance with Eisai Co., Ltd., Azilect® will now be marketed in the U.S. solely by Teva Neuroscience, thereby expanding its CNS franchise to include both Copaxone® and Azilect®. To date, Azilect®, which is indicated for the treatment of the signs and symptoms of idiopathic Parkinson’s disease as initial monotherapy and as adjunct therapy to levodopa, has been made available in 16 countries.

Respiratory Products - During this quarter, Teva continued the expansion of the respiratory franchise acquired as part of the Ivax acquisition, a global business which currently has annual sales of approximately $400 million. The respiratory business includes several patented delivery systems, such as Easi-Breathe®, Spiromax™/Airmax™ and Steri-Neb™, in addition to other delivery systems. In the U.S., Albuterol Sulfate HFA Inhalation Aerosol is being re-branded as ProAir™ HFA (albuterol sulfate), and the Company is seeking approval for ProAir™ HFA (albuterol sulfate) Breath Actuated Inhalation Aerosol (BAI), based on the Easi-Breathe® technology. In June 2006, Teva submitted a package to the FDA responding to questions raised by the FDA regarding the ProAir™ Breath Actuated Inhalers, and Teva is hopeful for a launch of this product in 2007. In the EU, Teva progressed in the commercialization of Fluticasone Nasal Spray (NL) and in the commercialization of Budesonide in its dry powdered respiratory form marketed in Europe under the brand name Spiromax®. In Central and Eastern European countries and Latin America, Teva continues the further development of its respiratory commercial activity and the registration of several products using its devices.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties reached $145 million, 14% higher than in the second quarter of 2005. These sales, on the one hand, included some contribution from Ivax’s API sales to third parties, and, on the other hand, Teva’s third party API sales to Ivax were reduced by the reclassification of the sales to Ivax from that of an external customer to internal sales. Total API sales, including internal sales to Teva’s pharmaceutical businesses, reached $357 million, an increase of 41% over the second quarter of 2005. The substantial increase in internal sales during the second quarter reflects sales to Teva’s pharmaceutical business in support of major products that launched in the second quarter of 2006 and are expected to be launched during the third quarter of 2006. Teva’s API division presently offers approximately 250 products.

Gross Profit

Adjusted gross profit margin, i.e., excluding the $31 million inventory step-up in connection with the Ivax acquisition, was 55.4% in the second quarter of 2006 compared with a gross profit margin of 47.4% for the second quarter of 2005. This unusually high gross profit margin reflects the launch of new products in the U.S. Amortization expense resulting from acquired product rights in connection with the acquisition of Ivax amounted to $27 million and was included in cost of goods for the second quarter of 2006.

Gross profit margin varies from quarter to quarter due to changes in the product and geographic mix, including varying sales volumes under certain cooperation agreements. We expect gross profit margins to continue at levels higher than the previously indicated range of 45-48% for the second half of 2006, due to exclusivity periods and expected additional product launches.

Research and Development (R&D) Expenses

Gross R&D spending for the quarter grew by 33% over the comparable quarter of 2005 and reached $124 million, reflecting both the inclusion of Ivax’s R&D activities, which slightly changed the relative proportion of Teva’s R&D expenses from generic to innovative projects, as well as an increase in Teva’s innovative R&D expenditures. Net R&D (after third party participations) also grew 33% and reached $121 million.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 17.3% of net sales, amounted to $376 million in the second quarter of 2006, as compared to 14.9% of net sales and $183 million in the second quarter of 2005. This higher level primarily reflects the inclusion of Ivax with its higher SG&A expense level of 23%-25% of sales, mainly due to its higher proportion of sales of branded products and its operations in branded generic markets, as well as Teva’s innovative business which also generated higher selling and marketing costs supporting the growing Copaxone® sales and the gradual introduction of Azilect®. It also reflects the profit sharing agreement with Barr with respect to fexofenadine sales and the expensing of employee stock options as a result of the adoption of FAS 123R as of January 1, 2006. These factors were mitigated by a high level of sales of newly launched products, which reduced the expenses as a percentage of sales. The gradual realization of synergies in connection with the Ivax acquisition and economies of scale should, over time, reduce the weight of the SG&A line item.

Financial Expenses

Financial expenses amounted to $56 million, significantly higher than the comparable quarter of 2005. The higher level of financial expenses in the second quarter primarily represents the cost of financing the acquisition of Ivax and increased working capital, and the negative impact of currencies and hedging activities from the beginning of the quarter to the end of the quarter. Some of this amount is offset by the change in value of the underlying assets and liabilities reflected in other income statement line items, and some will be reversed in the next quarter. The expected quarterly financial expenses going forward, net of hedging and currency impact, amounts to $30-35 million.

Tax Rate

The tax rate provided for the second quarter of 16.7% of pre-tax adjusted income, which together with the 19% provision made for the first quarter of 2006 represents our current best estimate of the annual rate of tax for 2006 (17.5%) as compared with a rate of 18% for the whole of 2005. We expect the tax rate to continue to fluctuate around this level, reflecting movements in product and geographical mix.

Net Income

Teva recorded GAAP net income of $488 million, or earnings per share on a diluted basis of $0.59, after the charges described above under “Note Regarding Adjusted Results.”

Adjusted net income (i.e., before these charges) for the quarter ended June 30, 2006 totaled $541 million, an increase over the comparable quarter of 2005 of 124%. Adjusted earnings per share on a diluted basis reached $0.66, compared with $0.36 for the second quarter of 2005. Adjusted net income as a percentage of sales was 24.9% in the second quarter of 2006, as compared to 19.7% in the comparable quarter of 2005.

GAAP and adjusted earnings per share on a diluted basis this quarter included an add back to net income of $6 million of interest expense (net of tax) related to Teva’s convertible debentures.

The divergence between the adjusted net income growth rate of 124% and the adjusted earnings per share growth rate of 83% reflects mainly the higher share count due to the shares issued in the Ivax acquisition and the shares that could be issued upon conversion of the $0.8 billion of convertible debentures issued in January 2006.

In accordance with U.S. GAAP, Teva began implementing FAS 123R in the first quarter of 2006. The adjusted $0.66 earnings per share on a diluted basis reflects the deduction of approximately $0.01 per share expense related to the effect of expensing stock options in accordance with FAS 123R.

For the second quarter of 2006, the share count for the adjusted earnings per ADR on a diluted basis calculation was 834 million shares. For purposes of calculating Teva’s market capitalization at June 30, 2006, Teva uses approximately 766.5 million shares, which represent ordinary shares outstanding on such date, less shares held by subsidiaries, plus shares issuable pursuant to the exchangeable shares issued in connection with the acquisition of Novopharm Ltd.

Ivax Integration Activities

The Ivax acquisition became accretive during the second quarter of 2006, following the successful launch of simvastatin (which exclusivity was held by Ivax) and is expected to be accretive for all of 2006. Since the closing of the Ivax acquisition, Teva has been engaged in a process of transferring the production of products to other sites. Consequently, Teva has been able to increase efficiency and reduce complexity in its global supply system. Teva has transferred the production sites for 160 products in North America, Europe and Israel. These efficiencies were achieved despite the fact that our new state-of-the-art plant in Jerusalem, which was anticipated to be fully operational earlier this year, is not yet on-line and is awaiting FDA inspection. In addition, Teva transferred over 20 products from Cidra, its Puerto Rico facility acquired as part of the Ivax acquisition, to other manufacturing sites of Teva in order to reduce complexity at the facility and to minimize any dependence on the site, which had been affected by regulatory and manufacturing issues. The combination of these events, during a period of large product launches, led to pressures on Teva’s global supply chain.

Comparison of Six Months Ended June 30, 2006 to Six Months Ended June 30, 2005

General

The first six months of 2006 were comprised of two distinctly different quarters. The first quarter of 2006 included two months of Ivax results and no major product launches, while the second quarter of 2006 was marked by several major product launches in the U.S. and a full quarter of Ivax results. Furthermore, during the first quarter of 2006, Teva recorded significant charges with regard to the Ivax acquisition, as compared to much smaller Ivax-related charges recorded during the second quarter, which also included other charges relating primarily to the impairment of product rights and fixed assets, as further described above. In connection with the Ivax acquisition, Teva recorded charges aggregating $1.34 billion before taxes and $1.31 billion after-taxes primarily for the first quarter. These items consisted of:

•	$1,248 million of a preliminary estimate of an in-process R&D write-off in connection with the Ivax acquisition;

•	$95 million pre-tax ($66 million after-tax) in a step-up of Ivax’s inventory at its acquisition date. Of this step-up, $64 million was recorded in the first quarter of 2006 and $31 million was recorded in the second quarter of 2006; and

•	$5 million of restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations. Additional Ivax-related restructuring charges are expected during the following quarters.

As a result of these charges related to the Ivax acquisition and the other charges, Teva reported a loss for the first six months of 2006 of $520 million, or $0.70 per share on a diluted basis. Excluding these charges, Teva’s adjusted net income was $827 million, or $1.03 per share on a diluted basis.

Teva believes that excluding these charges related to the Ivax acquisition and the other charges listed above, from the six-month results represents a better indicator of the underlying trends in the Company’s operations. The results after these exclusions are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. Accordingly, unless otherwise indicated, the analysis that follows speaks to the adjusted numbers, i.e., those before taking into account these charges. For a detailed reconciliation of net income and EPS in accordance with U.S. GAAP to the adjusted numbers, see the table on page 32 entitled “Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share.”

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

GAAP Results	Percentage of Sales Six Months Ended June 30		Period to Period Percentage Change
	2006	2005
Net Sales	100.0%	100.0%	51.8%
Gross Profit	49.3%	46.8%	59.8%
Research and Development Expenses:
Total expenses	6.0%	7.3%	24.3%
Less participations & grants	0.2%	0.2%	0.4%
R&D Expenses — net	5.8%	7.1%	25.0%
Selling, General and Administrative Expenses	18.0%	14.5%	88.1%
Operating Income (loss)	(7.8)%	25.3%	N/A
Financial Expenses— net	1.8%	0.1%	5,338.0%
Income (loss) Before Income Taxes	(9.6)%	25.2%	N/A
Net Income (loss)	(13.5)%	19.8%	N/A

Adjusted Results*
Gross Profit	51.7%	46.8%	67.8%
Operating Income	28.0%	25.3%	68.1%
Income Before Income Taxes	26.1%	25.2%	57.4%
Net Income	21.5%	19.8%	65.3%

*	For a detailed reconciliation of net income (loss) in accordance with U.S. GAAP to the adjusted numbers, see the table on page 32 entitled “Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share.”

Sales – General

Consolidated sales for the six months ended June 30, 2006 were $3,845 million, an increase of 52% over the comparable period of 2005, driven mainly by the acquisition of Ivax and several product launches during the second quarter, the most significant being simvastatin. The acquisition of Ivax affected each of the geographical regions listed below where Ivax has a presence (North America, Europe and International).

Sales by Geographical Areas

	U.S. Dollars In Millions First Half,
	2006	2005	% Change	% of Total
North America	2,302.3	1,491.7	54.3%	59.9%
Europe *	956.4	749.0	27.7%	24.9%
International**	586.2	291.4	101.2%	15.2%

Total	3,844.9	2,532.1	51.8%	100%

*	Includes Western Europe and Hungary.
**	Includes primarily Latin America, certain Central and Eastern European countries and Israel.

Sales by Business Segments

	U.S. Dollars In Millions First Half,
	2006	2005	% Change	% of Total
Pharmaceuticals	3,472.6	2,275.7	52.6%	90.4%
A.P.I. *	294.0	245.4	19.8%	7.6%
Other	78.3	11.0	611.8%	2.0%

Total	3,844.9	2,532.1	51.8%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the six months ended June 30, 2006 were $3,473 million, comprising approximately 90% of Teva’s total sales and representing an increase of 53% over the same period of last year. The following table shows the geographic breakdown of these sales.

Pharmaceutical Sales

	U.S. Dollars In Millions First Half,
	2006	2005	% Change	% of Total
North America	2,078.0	1,354.0	53.5%	59.8%
Europe*	871.9	675.8	29.0%	25.1%
International**	522.7	245.9	112.5%	15.1%

Total	3,472.6	2,275.7	52.6%	100%

*	Includes Western Europe and Hungary.
**	Includes primarily Latin America, certain Central and Eastern European countries and Israel.

North America

Pharmaceutical sales in North America for the six months ended June 30, 2006 reached $2,078 million, an increase of 54% over the comparable period of 2005. This increase was attributable primarily to the inclusion of Ivax, newly launched products, as described above, and continued strong sales of Copaxone® .

Europe

Teva’s pharmaceutical sales in Europe were $872 million in the six months ended June 30, 2006, an increase of 29% over the first six months of 2005 predominantly due to the inclusion of Ivax.

International

Pharmaceutical sales in Teva’s International markets in the first six months of 2006 increased by 113% as compared to the comparable period primarily due to the inclusion of Ivax.

Israeli pharmaceutical sales accounted for 4% of consolidated pharmaceutical sales in the period ended June 30, 2006, and totaled $151 million, an increase of 3% compared to the comparable period of 2005, despite the effect of the NIS devaluation.

Copaxone®

During the first six month period of 2006, global in-market sales of Copaxone® totaled $682 million, an increase of 25% over the comparable period of 2005. This growth was driven by increased sales both in Europe and in the United States. The United States accounted for 66% of global Copaxone® sales in the six month period ended June 30, 2006, compared with 65% in the comparable period of 2005. U.S. in-market sales increased 27% to $452 million, and non-U.S. (primarily Europe and Canada) in-market sales increased 21% to $231 million.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva’s pharmaceutical businesses, increased 43% over the comparable period, to a total of $725 million. API sales to third parties were approximately $294 million, 20% more than in the same period last year, and represented 8% of Teva’s consolidated sales for the period.

Gross Profit

The adjusted gross profit margin for the first six months reached 51.7%, significantly higher than the 46.8% level achieved in the comparable period of 2005, reflecting the unusually high level of gross profit achieved in the second quarter of 2006, mainly due to the important product launches during the quarter.

Research and Development (R&D) Expenses

Gross R&D expenses during the six month period ended June 30, 2006 amounted to $229 million, an increase of approximately 24% as compared to the same period last year. Net R&D expenses, which amounted to $223 million in the first six months of 2006, were 25% higher than during the comparable period of 2005.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 88% over those of the comparable period. SG&A as a percentage of sales were 18.0% compared to 14.5% in the comparable period of 2005. This higher level primarily reflects the inclusion of Ivax with its higher SG&A expense level of 23%-25% of sales, as well as Teva’s innovative business which also generated higher selling and marketing costs supporting the growing Copaxone® and Azilect® sales. It also reflects the profit sharing agreement with Barr with respect to fexofenadine sales and the expensing of employee stock options as a result of the adoption of FAS 123R as of January 1, 2006.

Financial Income (Expenses)

Net financial expenses in the six month period ended June 30, 2006 reached $71 million, compared with net financial expenses of $1 million in the same period last year, reflecting primarily the cost of financing the acquisition of Ivax and increased working capital.

Tax Rate

The rate of tax for the six month period ended June 30, 2006 was 17.5% as compared to 21.5% in the comparable period and 18% for all of 2005. We expect the tax rate to continue to fluctuate around this level, reflecting movements in product and geographical mix.

Net Income (Loss)

GAAP net loss for the six months ended June 30, 2006 totaled $520 million, or a loss of $0.70 per share on a diluted basis, compared to net income of $500 million, or $0.74 per share on a diluted basis, in the comparable period of 2005. GAAP net loss as a percentage of sales was 13.5% in the six months ended June 30, 2006, as compared to net income as a percentage of sales of 19.8% in the comparable period of 2005.

Adjusted net income for the six months ended June 30, 2006 totaled $827 million, or $1.03 per share on a diluted basis, an increase over the comparable period of 2005 of 65% and 39%, respectively. Adjusted net income as a percentage of sales was 21.5% in the six months ended June 30, 2006, as compared to 19.8% in the comparable period of 2005.

Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share

	U.S. Dollars in Millions (except per share amounts)
	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Reported Net Income (Loss)	488	241	(520)	500
Inventory step-up	31		95
Restructuring expenses	2		4
Impairment of Product Rights	22		22
Impairment of Property	4		4
In-process R& D Acquired	6		1,254
Tax applicable	(12)		(32)

Adjusted Net Income	541	241	827	500

Reported Diluted Earnings (Loss) per ADR	0.59	0.36	(0.70)	0.74
Adjusted Diluted Earnings per ADR	0.66	0.36	1.03	0.74

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories and valuation and impairment of goodwill and other intangible assets. Please refer to Note 1 to Teva’s consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005 for a summary of all of Teva’s significant accounting policies.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. Dollars, changes in the rate of exchange between the U.S. Dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During the second quarter of 2006, the Euro was at the same level as compared to the U.S. Dollar relative to the comparable quarter last year (average compared with average). The Hungarian Forint devalued by approximately 7%, and the Pound Sterling by approximately 2%. In addition, the Canadian Dollar revalued by 10% versus the U.S. Dollar.

In Israel, the dollar value of local sales decreased by the devaluation of the NIS of 2% between the comparable quarters. However, as Teva’s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income. As a result, the net impact of the NIS devaluation on Teva’s bottom line was slightly positive.

While the value of several of these currencies appreciated relative to the U.S. Dollar, other currencies declined in value. As a result, currency fluctuations had practically no net effect during the second quarter of 2006 as compared to the comparative quarter of 2005, both on sales and net income.

The Ivax acquisition increased sales in various additional currencies, including sales in Latin American and Central and Eastern European currencies. Due to potential instability in certain countries of these regions, Teva is taking measures to minimize currency as well as other exposures arising from doing business in these countries.

Liquidity and Capital Resources

Cash provided by operating activities during the second quarter of 2006 amounted to $212 million. This lower level compared to previous quarters mainly reflects the impact of new product launches, most significantly simvastatin at the end of the quarter, which resulted in an increased working capital due mainly to a substantial increase in accounts receivables. These receivables are expected to convert to cash during the third quarter of 2006.

Inventories increased during the quarter (from March 31, 2006 to June 30, 2006) by $83 million, mainly due to the build up of inventories in anticipation of major product launches during the third quarter of 2006. Trade receivables increased by $743 million, due mainly to the launches towards the end of the quarter. The ratio of days sales in inventory was higher compared to March 2006 (163 compared with 144 days in March) reflecting mainly the lower cost of goods for some of the inventory products.

Days Sales Outstanding (receivables) decreased from 60 days in March 2006 to 59 days in June 2006. Days Sales Outstanding have been calculated after netting out the Sales Reserves and Allowances (“SR&A”) from the receivables. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability under accounts payable and accruals, in order to facilitate a more meaningful comparison with some of its peers, who record receivables net of these reserves, Teva has used the net figure for the calculation. SR&A increased during the second quarter of 2006 from $979 million at March 31, 2006 to $1,269 million at June 30, 2006. This increase was mainly due to the major product launches during the quarter.

Investment in property, plant and equipment in the second quarter of 2006 amounted to $91 million, compared to $66 million in the comparable quarter last year. Depreciation and amortization amounted to $104 million in the second quarter of 2006, as compared to $56 million in the comparable quarter of 2005, primarily reflecting depreciation and amortization relating to assets and product rights acquired as part of the acquisition of Ivax.

Shareholders’ equity reached $9.9 billion at June 30, 2006, an increase of $0.7 billion from March 31, 2006, reflecting mainly the high net profit generated this quarter. Shareholders’ equity as of June 30, 2005 amounted to $5.3 billion.

Teva’s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s cash is invested mainly in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates and various other financial instruments and deposits.

Teva continues to review additional opportunities to acquire companies in the pharmaceutical industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets. On June 30, 2006, Teva’s debt to total capitalization (debt plus equity) ratio reached 0.36 compared with 0.38 on March 31, 2006.

Material Changes in Contractual Obligations

During the quarter ended June 30, 2006, there were no material changes outside the ordinary course of Teva’s business.

Risk Factors

There have been no material changes from the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005, except as follows:

Our Israeli operations may be adversely affected if the recent hostilities involving Israel and Lebanon expand significantly.

During July 2006, there was a sudden increase in hostilities between Israel and Lebanon, which has remained primarily confined to northern Israel. Teva’s executive offices and practically all of its manufacturing facilities are based in central and southern Israel. Accordingly, the effects of these hostilities on Teva’s operations to date have been minimal. In the event hostilities expand to other regions of the country or if there is a need to activate a substantially greater number of reserve units, our operations may be more seriously affected.

Political instability and foreign currency fluctuations and restrictions may adversely affect the revenues generated by Teva’s International operations.

As a result of the Ivax acquisition, we now sell products in countries that are susceptible to significant foreign currency risk and that have foreign currency payment restrictions. We sell a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to us if the local currency devalues significantly. In addition, the continuing political instability in Venezuela may adversely impact our Venezuelan operations and our consolidated earnings.

Performance Guidance

Teva expects that 2006 sales will be approximately $8.5 billion with adjusted earnings per share to range between $2.15 to $2.25. Similarly, 2007 and 2008 will be solid years, with many of the factors described above, including Teva’s industry-leading pipeline of U.S. drug applications, serving as significant drivers of growth. Teva continues to expect to launch between 70 and 80 products over the two-year period of 2007-2008. The distribution of these products over the two years is not yet completely clear, but our current analysis suggests that more significant value will be generated in 2008.

In 2007, Teva anticipates surpassing its global 2006 sales, despite an expected decline in U.S. generics sales, mainly as a result of the loss of exclusivity on the huge products launched this quarter and expected for the balance of the year, which loss of exclusivity is expected to result in a steep price decrease and some loss of market share. Teva expects to compensate for this decline with product launches from its U.S. pipeline, together with increases in other parts of its global business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005. For the most part, Teva and Ivax were exposed to the same major currencies with the exception of the Czech Koruna and to a very limited extent in the Russian Ruble and certain Central and Eastern European and Latin American currencies.

LEGAL PROCEEDINGS

Teva is subject to various litigations and other legal proceedings. For a discussion of these matters, see “Commitments and Contingencies” included in Note 16 to Teva’s consolidated financial statements included in this report. In addition, during the second quarter there was the following legal development with respect to the simvastatin launch: The May 1, 2006 decision of the U.S. District Court for the District of Columbia, finding that Ivax was entitled to exclusivity with respect to simvastatin, was appealed by the FDA, and oral argument has been scheduled for September 12, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: August 14, 2006